June 16, 2017

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Hooper Holmes, Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2016
File No. 001-09972

Dear Mr. Reynolds:

I am writing in response to your letter of June 1, 2017 conveying the staff’s comments on Amendment No. 1 to our annual report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”). We believe the staff’s comments actually refer to Amendment No. 2 to our annual report on Form 10-K for the fiscal year ended December 31, 2016, which was filed on May 25, 2017, and have provided responses accordingly.

For your convenience, I have repeated each of the staff’s comments before our response to the comment.

Item 1.     Business

1.
COMMENT. We note that your amended Form 10-K filed on May 25, 2017 only includes the additional disclosure for this Item. Please refer to Rule 12b-15, which requires that any amendments set forth the complete text of each item amended. Please revise.

RESPONSE: We have included the complete text of Part I, Item 1 by filing Amendment No. 3 on Form 10-K/A for the fiscal year ended December 31, 2016.

Hooper Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

2.
COMMENT. We note your response to comment 26 and we reissue the comment. The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure. Please revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting. The risks and uncertainties should be discussed in greater detail at the beginning of the overview.

RESPONSE: We have updated the disclosure under the heading “Executive Summary” in Part I, Item 7 of the 2016 Form 10-K accordingly, by filing Amendment No. 3 on Form 10-K/A for the fiscal year ended December 31, 2016.

*****

560 N. Rogers Road, Olathe, KS 66062 • 913-764-1045 • www.hooperholmes.com

If you have any questions regarding our responses, please do not hesitate to contact me at (913) 764-1045 or Peter Mirakian III of Spencer Fane LLP, the company’s outside counsel, at (816) 292-8158.

Sincerely,

/s/ Henry E. Dubois

Henry E. Dubois
Chief Executive Officer

560 N. Rogers Road, Olathe, KS 66062 • 913-764-1045 • www.hooperholmes.com